UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35146 / February 27, 2024

In the Matter of

BONDBLOXX ETF TRUST
BONDBLOXX INVESTMENT MANAGEMENT CORPORATION
700 Larkspur Landing Circle, Suite 250
Larkspur, CA 94939

(812-15526)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND CERTAIN
DISCLOSURE REQUIREMENTS

BondBloxx ETF Trust and BondBloxx Investment Management Corporation, filed an
application on November 24, 2023, and amendments to the application on January 16,
2024 and January 26, 2024, requesting an order under section 6(c) of the Investment Company
Act of 1940 (the "Act") exempting applicants from section 15(a) of the Act, as well as from
certain disclosure requirements. The order permits applicants to enter into and materially amend
subadvisory agreements without shareholder approval and also grants relief from certain
disclosure requirements.

On January 30, 2024, a notice of the filing of the application was issued (Investment Company
Act Release No. 35119). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by BondBloxx ETF Trust and BondBloxx Investment Management Corporation (File No. 812-15526) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry Haywood,

Assistant Secretary.